EXHIBIT 3

> CAE ANNUAL REPORT 2005

MANAGEMENT’S DISCUSSION
AND ANALYSIS

For the year ended March 31, 2005 as of May 10, 2005

For purposes of this discussion, “CAE” or the “Company” refers to CAE Inc. and its subsidiaries. This Management’s Discussion and Analysis (“MD&A”) for the year ended March 31, 2005, current as of May 10, 2005, focuses on the core businesses of CAE: Military Simulation and Training (“Military”) and Civil Simulation and Training (“Civil”).

HIGHLIGHTS OF FISCAL 2005

ORGANIZATION

•	Robert E. Brown became CAE’s new CEO on August 12, 2004 and on February 11, 2005, outlined a comprehensive restructuring plan aimed at restoring the Company’s profitability, cash flow and return on investment.

•	The restructuring plan is progressing in accordance with the initial timetable and within the estimated costs.

•	As of April 1, 2005, CAE is organized in three business groups; Civil Training & Services, Military Simulation & Training and Simulation Products, and will start reporting results under this format at the end of the first quarter of fiscal 2006.

OPERATIONS

•	Revenue from continuing Military and Civil businesses increased by 5% over last year, notwithstanding an appreciation of the Canadian dollar versus its U.S. counterpart.

•	Earnings from continued operations for fiscal 2005 reached $0.19 per share net of impairment, restructuring and other non-recurring items.

•	Net cash flow provided by continuing operating activities reached $186 million for the year.

•	During the third quarter, CAE recorded a non-cash charge of $443 million ($354 million after taxes) as a result of the impairment of goodwill, intangible and tangible assets for the Civil business.

•	As of March 31, 2005, the Company incurred $25 million in restructuring charges, tracking in line with the global $55 to $65 million restructuring plan.

•	CAE completed the divestiture of substantially the entire Marine Controls segment to L-3 Communications (“L-3”) during the fourth quarter in a transaction valued at $239 million, resulting in an after-tax gain of approximately $104 million. In accordance with the purchase agreement, L-3 will also acquire two other components of the Marine Controls segment, including the assumption of the CAE’s guarantee of £23 million of project-finance related debt for the U.K. Astute Class submarine training program.

FINANCING

•	Net proceeds of the Marine Controls divestiture were used to reduce debt.

•	Two sale and leaseback transactions for three full-flight simulators were completed, raising $44 million. The transactions also triggered the recognition of $4 million of tax benefits related to prior years’ net operating losses for tax purposes in the United States.

•	CAE’s Board of Directors took the decision to reduce the quarterly dividend to $0.01 per share, conserving $20 million of cash annually.

ORDERS / INVESTMENT

•	With an order intake of $681 million, Military reached a new record. More than 40% of fiscal 2005 equipment orders came from U.S.-based customers.

•	Military secured approximately €152 million of backlog from a contract awarded by the German Armed Forces on the new NH90 platform.

-	The €488 million program, structured as a Private Financing Initiative, will be executed through Helicopter Flight Training Services GmbH (“HFTS”), an industrial consortium consisting of CAE, Eurocopter, Rheinmetall Defence Electronics and Thales, each owning a 25 percent share.

-	The Consortium concluded the non-recourse financing of this project on April 29, 2005.

•	CAE-led Landmark Training Ltd. was selected as intended preferred bidder for the £1 billion British Army’s Armoured Vehicle Training Services program.

•	CAE and Dassault partnered for the Dassault Falcon 7X training program.

•	CAE continued deployment of its training network:

-	in Latin America: CAE signed a $40 million 10-year deal with LAN Chile S.A. airlines and acquired its training centre;

-	in Europe: CAE became easyJet’s training provider;

-	in North America: CAE expanded its footprint in the U.S. with the announcement of a new training centre in Morris County, NJ; and

-	in the Middle East: Emirates-CAE Flight Training continued its expansion.

•	For fiscal 2005, CAE was awarded 17 of 22 competed civil full-flight simulator orders (77% market share).

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> CAE ANNUAL REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

Founded in 1947 and headquartered in Montreal, Canada, CAE is a leading provider of simulation and modelling technologies and integrated training services for civil aviation and defence customers worldwide. CAE employs more than 5,000 people in manufacturing operations and training facilities in 17 countries on five continents. More than 90% of CAE’s annual revenues are derived from worldwide exports and international activities.

     Prior to the sale of its Marine Controls division (“Marine”) in the fourth quarter of fiscal 2005 the Company also provided simulators and training services for sea-based activities and supplied marine automation systems for military and civil applications.

     For a further description of the Company’s core businesses please refer to Business Profile and Strategy of this MD&A.

     The MD&A, which includes a review of the operations of each business segment and the financial condition of CAE, is intended to assist in the understanding and assessment of significant trends, risks and uncertainties related to the results of operations for each business segment and should be read in conjunction with the audited consolidated financial statements and accompanying notes contained on pages 44 to 86.

     This MD&A contains statements from CAE management (“Management”) regarding CAE’s strategy, operating results and financial condition. Management is responsible for its accuracy, integrity and objectivity, and has developed, maintains and supports the necessary systems and controls to provide reasonable assurance as to the validity and completeness of the disclosures contained herein.

     CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbols CAE and CGT respectively.

     CAE’s fiscal year end is March 31, and unless otherwise indicated, all references to the current year or 2005 are for the year ended March 31, 2005, and all references to last year, prior year, or a year ago are for the year ended March 31, 2004.

     Except as otherwise indicated, all financial information related herein is determined in accordance with Canadian generally accepted accounting principles (“GAAP”) and all dollar amounts referred to herein are in Canadian dollars.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking statements with respect to CAE and the operations of each business segment based on assumptions that CAE considered reasonable at the time they were prepared and may include information concerning the Company’s future financial performance, business strategy, plans, goals and objectives. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Statements preceded by the word “believe”, “expect”, “anticipate”, “intend”, “continue”, “estimate”, “may”, “will”, “should” and similar expressions are forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE, may affect the extent to which a particular projection materializes and/or could ultimately prove to be incorrect. Factors that could cause actual results or events to differ materially from current expectations are discussed herein. (Refer to Business Risks and Uncertainties of this MD&A for additional information.) The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisition or other business combinations or divestitures that may be announced or completed after such statements are made.

NON-GAAP FINANCIAL MEASURES

This MD&A provides comments on non-GAAP financial measures. Readers should be cautioned that this information should not be confused with or used as an alternative for performance measures determined in accordance with GAAP. CAE believes that these measures provide useful supplemental information to GAAP financial measures. However, these non-GAAP financial measures have no standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

EBIT

EBIT is a financial term used to report a company’s earnings as they would be without specific deductions including non-operating expenses (such as interest, taxes and other non-core expenses).

     CAE considers EBIT to be useful supplemental information since by eliminating the effects of some financing and accounting decisions, performance can be analyzed between different periods, different companies and different industries with dissimilar capital structure.

FOREIGN EXCHANGE

The Company’s reporting currency is the Canadian dollar and assets, liabilities and transactions measured in foreign currencies need to be translated to Canadian dollars at various exchange rates as required by GAAP. For the purposes of this MD&A, foreign exchange (current financial information restated at the rates in use for the same period a year ago) is presented on a consistent basis from period to period. CAE considers foreign exchange exclusion to be useful supplemental information as it provides an indication of performance comparable to a year ago excluding the impact of currency fluctuation, which can significantly affect the Company’s operations and financial results.

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> CAE ANNUAL REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

The year-end exchange rates used to translate assets and liabilities were as follows as at March 31:

	2005	2004	(decrease)

U.S. dollar (USD or US$)	1.2096	1.3105	(8%)
Euro (€)	1.5689	1.6109	(3%)
British pound (£ or GBP)	2.2848	2.4116	(5%)

The average exchange rates used to translate revenues and expenses were as follows for the fiscal years ended March 31:

			increase/
	2005	2004	(decrease)

U.S. dollar (USD or US$)	1.2789	1.3539	(6%)
Euro (€)	1.6064	1.5893	1%
British pound (£ or GBP)	2.3573	2.2903	3%

FREE CASH FLOW

Free cash flow is defined by Management as net cash flows provided by continuing operating activities less capital expenditures and dividends paid, plus proceeds from sales and leaseback of simulators. CAE considers free cash flow to be an indicator of the financial strength and liquidity of its business as it shows how much cash is available to repay debt and to meet its ongoing obligations.

NET DEBT

Net debt (total debt including amounts due within one year less cash and cash equivalents) is presented on a consistent basis from period to period. CAE considers net debt to be an indicator of the Company’s overall financial position.

NON-RECURRING ITEMS

Non-recurring items are items identified by their nature as outside of the normal course of business because they are infrequent and/or unusual. Management considers that highlighting non-recurring items and providing operating results excluding these items is useful supplemental information that allows for analysis of CAE’s underlying operating performance.

BUSINESS PROFILE AND STRATEGY

CAE provides a wide range of simulation and training products and services including full-flight simulators (“FFS”), full-mission simulators, visual systems, training devices and systems, flight training centres, and support services. The Company operates in two core markets: Civil and Military.

     CAE’s Civil business is the world leader in the design and manufacture of civil flight simulators and visual systems used to train airline and business jet pilots. In addition, CAE is the second largest independent civil aviation training provider, with a global network of 22 training centres equipped with 105 FFS.

     CAE’s Military business is also a global leader in the design of advanced military training systems for air, land and sea applications, having supplied the defence forces of more than 30 nations with military training systems and services. In addition to its comprehensive training services, the Company offers a range of simulation equipment and modelling and simulation software. CAE has designed one of the widest ranges of military helicopter simulators in the world and more training systems for the C-130 Hercules than any other company.

     Over the past five years, the Company transformed itself, evolving from a supplier of equipment to a provider of integrated training solutions. CAE’s strategy going forward revolves around taking the necessary steps to restore shareholder value.

     Following Robert E. Brown’s arrival as Chief Executive Officer in August 2004, an in-depth strategic review of CAE’s markets, customers and other stakeholders as well as the Company’s internal resources and capabilities was conducted. As a result of this review, the Company has reconfirmed its strategic direction. It adopted a plan intended to protect its technological leadership while at the same time fostering synergies between its various operating units, and implementing sound business practices. The plan maintains the existing Civil and Military Groups, and adds a third: Simulation Products. The reorganization, which became effective April 1, 2005, is expected to result in significant savings to the Company and to position it well to face new market realities.

     The major priorities of the newly formed Civil Training & Services (“CT&S”) Group are to increase revenue per simulator in the Company’s global network of training centres, and to deliver the most cost-effective and competitive training service in the marketplace. To this end, the CT&S Group is expected to consolidate training centres where duplication exists, and to reallocate a number of simulators to maximize yield.

     The Military Simulation & Training (“MS&T”) Group’s main goals are to service the defence market with technological excellence in modelling and simulation; to increase the Company’s market share of the military training market, and to explore opportunities in non-traditional areas of the defence market, including such areas as analysis and planning.

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> CAE ANNUAL REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

The newly formed Simulation Products Group consolidates all manufacturing activities and includes engineering, program management, global procurement, and the marketing and sales of Civil equipment. Its immediate focus is to substantially reduce the costs associated with manufacturing simulation equipment intended both for sale to third parties as well as for installation in the Company’s own global network of training centres.

     Fiscal year 2006 will be a transitional year for CAE while the Company addresses its business processes and cost structure, with the goal of ending the year with a restructured and solid earnings base.

     CAE’s strategy is to leverage its extensive experience in modelling and simulation to expand both vertically into other products and services within the aerospace and defence industry, as well as horizontally to pursue opportunities presented by emerging markets such as homeland defence and urban simulation. In order to be able to respond to growth opportunities, CAE must continue to invest in new and innovative technologies.

CONSOLIDATED RESULTS

STATEMENT OF EARNINGS

SUMMARY OF CONSOLIDATED RESULTS

(amounts in millions, except per share amounts)	2005	2004	2003

Revenue	$986.2	$938.4	$976.8
EBIT	(373.0)	81.3	194.4
Interest	32.1	22.4	28.1
Income taxes	(100.4)	11.5	52.4
Earnings (loss)
Continuing operations	(304.7)	47.4	113.9
Discontinuing operations	104.8	16.6	3.3
Net (loss) earnings	(199.9)	64.0	117.2
EPS from continued operations	(1.23)	0.20	0.52
Basic EPS	(0.81)	0.27	0.53

CONSOLIDATED REVENUE FROM CONTINUING OPERATIONS

For the twelve-month period ended March 31, 2005, consolidated revenue from continuing operations reached $986.2 million, representing an increase of $47.8 million, or 5% over the $938.4 million reported for the previous year. This net increase in consolidated revenue is due to a $58.4 million, or 13% increase in Civil revenues, partially offset by a $10.6 million, or 2% decreased contribution from Military.

     Consolidated revenue from continuing operations, excluding the impact of foreign currency fluctuations (mainly the decrease of the USD), would have been slightly over $1 billion, an increase of 8% over last year.

     Further analysis on each segment is provided in Segmented Results.

CONSOLIDATED EBIT FROM CONTINUING OPERATIONS

Consolidated EBIT amounted to a loss of $373.0 million, compared to earnings of $81.3 million last year. The loss is mainly due to non-recurring items, such as impairment and restructuring charges together with other unusual items that are further discussed in a separate section hereunder. Excluding the impact of these non-recurring items, consolidated EBIT would have amounted to $88.3 million, compared to $90.6 million a year ago on the same basis. On a segmented basis, Civil’s EBIT would have been $41.2 million, a marginal increase of $2.2 million from the previous year, and Military’s EBIT would have declined by 9% to $47.1 million, from $51.6 million a year ago.

Further analysis of non-recurring items is provided in Reconciliation of Non-Recurring Items.

Further analysis on each segment is provided in Segmented Results.

INTEREST

Interest expense amounted to $32.1 million compared to $22.4 million a year ago, an increase of $9.7 million. The increase results mainly from one-time costs arising from repayments of various debts with the proceeds generated from the sale of Marine. The main increase in interest expense is due to the early settlement of a long-term debt facility with a Brazilian financial institution, which resulted in the write-off of $4.7 million (non-cash) of financing costs that were deferred in the balance sheet and amortized over the term of the facility (53 months were remaining). In addition, CAE incurred a $2.5 million charge in the form of an early repayment premium which also contributed to the non-recurring increase. Both amounts are included in the interest expense line in the statement of earnings. In addition, there was a total of $2.0 million of costs associated with the unwind of one interest rate swap ($0.9 million) which converted the floating rate debt under the revolving credit facility to fixed rate debt, and the restructuring of another interest rate swap ($1.1 million) converting a floating rate debt to fixed rate debt, related to the non-recourse project financing for the MSH project. Excluding the impact of these early settlements and interest rate swaps, interest expense would have been $22.9 million for the current fiscal year, slightly above last year as a result of higher interest rates prevailing during fiscal 2005 and a lower level of interest capitalized. (Refer to Non-recourse Project Financing).

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> CAE ANNUAL REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

INCOME TAXES

Income taxes amounted to a net recovery of $100.4 million for the year compared to $11.5 million tax expense last year. This year’s tax recovery results from the various elements including non-recurring charges taken during fiscal 2005, together with the recognition of $23.5 million of tax assets. Of the $23.5 million, $12.2 million is related to the reduction in the valuation allowance on CAE’s net operating losses in the United States. The remaining amount relates to the materialization of the net capital losses in the United States as a result of the sale of Marine. The later recognition of the net capital losses was not included in the gain on disposition of Marine.

     Excluding the non-recurring items, the income tax expense would have been $18.5 million, representing a tax rate of 28% for the year, which is in line with the prior year.

     As at March 31, 2005, the Company had approximately US$101.3 million of accumulated non-capital tax losses carried forward that can be used to offset tax payable on future earnings from U.S. operations. CAE also had accumulated non-capital tax losses carried forward relating to its operations in other countries of approximately $66.8 million.

RESULTS FROM DISCONTINUED OPERATIONS

On February 3, 2005, CAE completed the divestiture of substantially all of its Marine business to L-3 Communications Corporation (“L-3”). The results of Marine have been reported as discontinued operations since the second quarter, in line with applicable GAAP requirements, and previously reported statements have been reclassified accordingly. The net earnings of these discontinued operations for the year amounted to $104.8 million and includes the recognition of a gain of $103.9 million (net of taxes of $25.1 million) on the sale of Marine. This gain includes $7.0 million of release of cumulative translation adjustments associated with the Company’s foreign investments in Marine. Excluding this gain, earnings from discontinued operations would have amounted to $0.9 million compared to $16.6 million last year. In addition, a $4.4 million charge was recorded during the current year in relation to CAE’s former Cleaning Technologies.

     For a complete discussion on the sale of the Marine segment refer to Acquisitions, Business Combinations and Divestitures.

NET (LOSS) EARNINGS

CAE reported a consolidated net loss for the year of $199.9 million compared to earnings of $64.0 million a year ago. The loss resulted mainly from an impairment, the restructuring measures announced in February 2005, and other non-recurring charges incurred during the third and the fourth quarter. These elements are partially offset by the one-time investment tax credits (“ITC”) recognition in the first quarter, the gain on the sale of Marine, and the various tax recoveries in the fourth quarter previously discussed. Excluding the impact of these non-recurring items, net earnings would have amounted to $46.9 million for the year.

EPS

Basic EPS amounted to a loss of $1.23, compared to earnings of $0.20 last year. Net of non-recurring items, basic EPS would have amounted to $0.19 and $0.21, respectively.

RECONCILIATION OF NON-RECURRING ITEMS

The table below shows how certain non-recurring items have affected the Company’s results in the respective reporting periods. The Company believes that this supplemental information is useful as it provides an indication of the Company’s underlying performance excluding these non-recurring items. Readers should be cautioned, however, that this information should not be confused with or used as an alternative for net earnings (loss) determined in accordance with GAAP as an indicator of performance.

RECONCILIATION OF NON-RECURRING ITEMS

	2005			2004

	amount	amount	per	amount	amount	per
(amounts in millions, except per share amounts)	pre-tax	after tax	share	pre-tax	after tax	share

Earnings (loss) from continuing operations	$(405.1)	$(304.7)	$(1.23)	$58.9	$47.4	$0.20
Impairment of goodwill, intangible and tangible assets	443.3	354.2	1.43	—	—	—
Restructuring charges	24.5	16.7	0.07	9.3	6.4	0.03
Additional ITC recognition (FY00–FY04)	(14.2)	(10.1)	(0.04)	—	—	—
Costs associated with the early settlement of long-term debts	9.2	8.6	0.03	—	—	—
Tax recoveries	—	(23.5)	(0.09)	—	(4.4)	(0.02)
Other non-recurring items	7.7	5.7	0.02	—	—	—

Earnings (loss) from continued operations, excluding non-recurring items (not in accordance with GAAP)	$65.4	$46.9	$0.19	$68.2	$49.4	$0.21

Each specific item highlighted in the above table is further discussed below.

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> CAE ANNUAL REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

IMPAIRMENT OF GOODWILL, INTANGIBLE AND TANGIBLE ASSETS

The Company performs the annual testing for impairment of its long-lived assets as at December 31 of each year using the two-step method prescribed under GAAP. Based on the test performed as at December 31, 2004, CAE concluded that an impairment charge was required.

     As part of the first step, the total fair value of each reporting unit (Military and Civil) was compared with its respective carrying amount (net book value), including goodwill, in order to identify a potential impairment. The fair values of the reporting units were estimated using generally accepted valuation techniques including discounted cash flow and comparable analysis. The process of determining fair values requires Management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

     If the fair value of a reporting unit is lower than its carrying amount, the goodwill of this reporting unit may be impaired and the reporting unit must proceed with a second step in order to quantify the amount of impairment, if any. Under a second step, the fair value of goodwill is determined in the same manner as the value of goodwill would be determined in a business combination context. If, after performing the second step, it is determined that the goodwill recorded is higher than the implied fair value of goodwill, an impairment charge is recorded in the period.

     During the third quarter of fiscal 2005, CAE’s Management initiated a comprehensive review of current performance and the strategic orientation of its Civil and Military business units. This strategic review revealed that several factors have emerged and/or worsened over the course of the past year that severely affect the Civil business, including:

•	the enduring adverse economic and financial environment of the airline industry creating a new market reality, including a decreased level of interest in pilot training outsourcing;

•	the appreciation of the Canadian dollar;

•	the erosion of the less than 50-seat regional jet market; and

•	the escalating cost of acquiring data, parts and avionics for the manufacturing of full-flight simulators.

Most of these elements are outside the direct control of the Company and currently show only modest signs of abatement. These elements caused Management to recalibrate some key assumptions in Civil’s strategic planning.

New Market Reality

The enduring adverse economic environment of the airline industry, first initiated in 2001 with the 9/11 terrorist attacks, and was further impacted by the SARS outbreak in Asia and by the Iraq war, was, in 2004, exacerbated by soaring fuel costs and declining yields. These factors continue to offset the extensive cost-cutting initiatives the airlines have undertaken to such a point that U.S. airlines lost an estimated US$5 billion in 2004 when less than a year ago, analysts were forecasting a break-even year. This fourth consecutive year of important losses for U.S. airlines shows that there are no immediate solutions underway. In addition, the four years of lost growth will not easily be made up as only in mid-2004 did traffic volume return to pre-9/11 levels. CAE is now in a new market reality where cost management is at the centre of all decisions. In addition, interest in training outsourcing, which could contribute to improving cost-effectiveness, is low on the airline industry’s priority list, where the focus is mainly on reducing labour and fleet costs. This new reality has translated into continued price pressures on Civil’s equipment and training businesses.

Appreciation of the Canadian Dollar

The vast majority of Civil equipment revenues are based in U.S. dollars while Civil’s manufacturing costs are primarily in Canadian dollars. Therefore, the appreciation of the Canadian dollar to over US$0.83 (or C$1.20) in calendar 2004 had a material adverse impact on the profitability of Civil’s business.

Erosion of the Less Than 50-Seat Regional Jet Market

The latter part of calendar year 2004 saw a major shift in demand for regional jets from the sub 50-seat segment to newer, larger platforms (70-to-100+ seat range). The value proposition for smaller regional jets has been severely impacted by the new low-yield market environment. In addition, legacy airlines are relaxing scope clauses, which previously restricted their use of 70-seat jets. Bombardier and Embraer have both reduced their 20-year market forecast in the less than 50-seat range and Bombardier has severely reduced its planned production for CRJ200s as evidenced by significant workforce reductions in 2004. These factors also make it less likely that production of the Dornier 328JET, for which CAE was the exclusive entitlement training provider, will be restored.

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> CAE ANNUAL REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

Escalating Cost of Acquiring Data, Parts and Avionics for the Manufacturing of Full-Flight Simulators

In 2002, CAE launched its next generation FFS design, which was intended to reduce manufacturing and life cycle costs. However, as the Company experienced reduced throughput in its manufacturing facilities, the anticipated savings have not materialized, which has prompted Management to make this issue a key priority to address.

     Furthermore, CAE has also incurred increased costs for acquiring data, parts and avionics in the past few years, with these costs representing a major component in its manufacturing of FFS.

     Therefore, based on the preceding factors and the results of the strategic review previously mentioned, CAE concluded its annual testing for impairment of its long-lived assets, including goodwill, intangibles and property, plant and equipment as well as certain other assets and deferred costs. The Company concluded that the carrying value of some of Civil’s tangible and intangible assets (including goodwill) were impaired and, on this basis, recorded in the third quarter of fiscal 2005 a $443.3 million impairment charge detailed as follows:

DETAILED IMPAIRMENT CHARGE

(amounts in millions)	impairment amount

Goodwill	$205.2
Customer relations	86.7
Trade names and other intangible assets	20.4
Other assets	19.3
Property, plant and equipment (simulators)	78.4
Inventories	33.3

Total before taxes	$443.3
Tax recovery	89.1

Total impairment charge, net of tax	$354.2

The 20% tax recovery rate associated with the impairment charge was a result of the non-deductibility, for tax purposes, of some of the goodwill and intangibles assets impairment charge.

     As indicated in the table above, the after-tax effect of this non-cash charge on CAE’s consolidated net earnings in the third quarter of 2005 was $354.2 million or $1.43 per share.

RESTRUCTURING CHARGES

On February 10, 2005, CAE announced a comprehensive restructuring plan (the “Plan”), that will materially change the manner in which CAE conducts its business, and is aimed at restoring the Company’s profitability, cash flow and return on investment. This Plan, to be executed over the next 18 months, results from the extensive strategic review of CAE’s markets, customers and other external stakeholders as well as its internal resources and capabilities undertaken by the Management under the leadership of the new CEO.

     The Plan, geared towards the elimination of duplication and the achievement of a more competitive cost structure, includes actions such as:

•	the rationalization of its Civil training centres footprint including the consolidation of training centres where duplication exists and relocation of a number of FFS to maximize yield and streamlining of the management structure; and

•	the consolidation, into the new Simulation Products division as of April 1, 2005, of all manufacturing activities including engineering, program management and global procurement. These functions had previously existed in various business units and regionally, resulting in duplication.

The Company is reducing headcount; as of May 10, 2005, 400 of the 450 employees have already left the Company since the announcement of the Plan.

     In addition, as part of the Plan, the Company will be implementing an enterprise resource planning system (“ERP”), a business management system that integrates all aspects of the business, including planning, manufacturing, and sales and marketing, in order to improve transparency, accountability and information flow. Finally, CAE’s compensation structure has been reoriented, with a specific emphasis on building shareholder value through focus on delivery of free cash flows and adequate return on capital invested.

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> CAE ANNUAL REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company accounts for the restructuring charges in accordance with GIGA EIC-134 Accounting for Severance and Termination Benefits and EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) as described in Note 24 of the consolidated financial statements. These CICA abstracts provide guidance on the timing of recognition and measurement of liabilities as well as disclosures for the various types of costs associated with an exit or disposal activity, including restructuring. Under EIC-135, a liability for a cost associated with a restructuring can only be recorded when that liability is incurred and can be measured at fair value. A liability is incurred when an event obligates the Company to transfer or use assets, or more explicitly, when an event leaves the Company little or no discretion to avoid transferring or using the assets in the future. Under these rules, commitment to an exit plan or a plan of disposal expresses only Management’s intended future actions and, therefore, does not meet the requirement for recognizing a liability and the related expense.

     The Company intends to report as restructuring costs, all costs associated with the closure of business activities, the relocation of business activities from one location to another, the changes in management structure, and all other costs related to the restructuring as it affects the nature and focus of the operations.

     In order to comply with accounting requirements, all restructuring costs incurred by the Company prior to establishment of its “formal restructuring plan” were not included in the restructuring charge line of the financial statements and were expensed as part of the normal operations. Please refer to Other non-recurring items for further information.

     During fiscal 2005, the Company has recorded a $24.5 million restructuring charge for workforce reduction and related expenses. In line with the Plan previously announced, an additional restructuring cost in the range of $30 to $40 million should be incurred by the Company in fiscal 2006.

RECOGNITION OF ADDITIONAL ITC FOR FY00 TO FY04

While investment tax credits (“ITC”) are a normal, recurring part of CAE’s business, fiscal 2005 results from continuing operations were positively affected by the recognition, in the first quarter, of additional ITC totalling $14.2 million ($10.1 million, net of tax) for continuing operations. During the year tax authorities completed their audit of R&D expenses thereby enabling CAE to release provisions for tax expenses. Hence CAE reviewed its methodology to provide for tax expenses for fiscal 2004 and 2005.

     The additional ITC included in the fiscal 2005 EBIT of Civil and Military were, respectively, $9.8 million and $4.4 million.

EARLY SETTLEMENT OF LONG-TERM DEBT

At the end of the fourth quarter, as part of the restructuring of its balance sheet and the reduction of its debt level, CAE fully repaid the term loan related to the project financing for its training centre in São Paulo, Brazil. The one-time cost associated with these elements is further described in Interest. In addition the Company settled two swaps.

TAX RECOVERIES

Non-recurring items include the recognition of a $23.5 million tax asset from a reduction in the valuation allowance for net operating losses and for capital losses for income tax purposes in the United States. During fiscal 2004 the Company had recognized a $4.4 million tax benefit related to prior years’ tax losses in Australia.

     Refer to Income Taxes for further details.

OTHER NON-RECURRING ITEMS

The amount includes a variety of items that were not classified under restructuring charges in the statement of earnings or that are not part of the day-to-day operations of the Company, including:

•	the costs related to employees and executives who were terminated prior to the adoption of a formal restructuring plan (as defined by GAAP);

•	the costs related to the closing of the Toronto head office; and

•	the incremental costs associated with the recent strategic review.

BALANCE SHEET

The Company’s shareholders’ equity excluding currency translation adjustment (“CTA”) at the end of fiscal 2005 amounted to $717.9 million, a decrease of $213.0 million compared to $930.9 million at the end of fiscal 2004. The decrease reflects the net loss of $304.7 million from continued operations, distribution of $24.7 million in dividends offset by the $104.8 million contribution from discontinued operations (including a gain of $103.9 million net of tax), a $3.3 million adjustment resulting in the adoption of a new accounting standard and an increase of $6.3 million and $2.0 million in capital stock and contributed surplus, respectively. The following table describes the significant variances in the consolidated balance sheet from March 31, 2004 to March 31, 2005.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

SIGNIFICANT BALANCE SHEET VARIANCES

(amounts in millions, unless otherwise noted)	increase /(decrease)	explanation

Accounts receivable	$(60.8)	During the course of the fiscal year the Company received funds on a number of large outstanding Military receivables. In addition CAE entered into a program under which it sells accounts receivable to a third party without recourse. The total amount sold as at March 31, 2005 was $16.5 million.

Inventories	(46.7)	The decrease is mainly due to a write-down of $33.3 million mainly of obsolete FFS parts for less than 50-seat aircraft.

Intangible assets	(109.0)	The decrease is mainly due to an impairment charge of $107.1 million of customer relationship and trade names-type intangible assets.

Goodwill	(208.6)	The decrease is due to an impairment charge of $205.2 million for Civil. The remaining amount of $3.4 million is due to the net effect of foreign exchange fluctuations and business acquisitions and combinations.

Assets held for sale (current and long-term)	(166.4)	The decrease is as a result of the sale of Marine in the fourth quarter of the fiscal year. The remaining assets held for sale includes mainly assets of two Marine businesses to be sold to L-3 in fiscal 2006.

Liabilities held for sale (current and long-term)	(53.5)	The decrease is as a result of the sale of Marine in the fourth quarter of the year.

Long-term debt (including current portion)	(241.4)	Proceeds received from the sale of Marine ($238.6 million) in the fourth quarter were used to reduce long-term debt levels. The reduction was slightly offset by the inclusion in the financial statements of a variable interest entity which increased long-term debt by $38.8 million.

Currency translation adjustment	(54.2)	The decrease is due mainly to the effect of changes in exchange rates during the year on net investment in self-sustaining subsidiaries, and the release of $7.0 million as a result of the sale of Marine.

VARIABLE INTEREST ENTITIES

On January 1, 2005, the Company adopted Accounting Guideline “Consolidation of Variable Interest Entities” (“AcG-15”) on a retroactive basis without restatement of prior periods. AcG-15 provides a framework for identifying variable interest entities (“VIEs”) and determining when an entity should include the assets, liabilities and results of operations of a VIE in its consolidated financial statements.

     In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

     AcG-15 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is exposed to a majority of the risk of loss from the VIEs activities, is entitled to receive a majority of the VIEs residual returns (if no party is exposed to a majority of the VIEs losses), or both (the primary beneficiary). Upon consolidation, the primary beneficiary generally must initially record all of the VIEs assets, liabilities and non-controlling interests at fair value at the date the enterprise became the primary beneficiary. However, for variable interest entities created prior to the initial adoption of AcG-15, the assets, liabilities and non-controlling interest of these entities must be initially consolidated as if the entities were always consolidated. AcG-15 also requires disclosures about VIEs in which the variable interest holder is not required to consolidate, but it has a significant variable interest.

     A key element of CAE’s finance strategy to support the investment in its Civil training business is the sale and leaseback of certain FFS installed in the Company’s global network of training centres. This provides CAE with a cost-effective long-term source of fixed-cost financing. A sale and leaseback transaction can only be executed after the FFS has achieved certification by regulatory authorities (i.e. the simulator is installed and is available to customers for training). The sale and leaseback structures are typically structured as leveraged leases with an owner participant.

     Typically, the Company has the option to purchase the equipment at a specific period during the lease terms at a specific purchase price. Some leases include renewal options at the end of the term. In some cases, the Company has provided guarantees for the residual value of the equipment at the expiry date of the leases or at the date the Company exercises its purchase option. These Special Purpose Entities (“SPEs”) are financed by secured long-term debt and third-party equity investors who, in certain cases, benefit from tax incentives. The equipment serves as collateral for the SPEs’ long-term debt. The Company’s variable interests in these SPEs are solely through residual value guarantees and fixed purchase price purchase options. These leases expire in different periods up to 2023.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table summarizes total assets and total liabilities of the SPEs that the Company has identified as VIEs as at March 31, 2005:

CIVIL SIMULATION AND TRAINING

sale and leaseback structures(amounts in millions)	assets	liabilities

Air Canada Training Centre -Fiscal 2000	$15.4	$15.4
Toronto Training Centre -Fiscal 2002	26.6	26.6
Denver / Dallas Training Centre -Fiscal 2003	58.7	58.7
SimuFlite- Fiscal 2004	83.1	83.1
Amsterdam Training Centre -Fiscal 2002	44.1	40.8

	227.9	224.6

Less assets and liabilities:
Newly consolidated under AcG-15	44.1	40.8

Assets and liabilities of non-consolidated VIEs subject to disclosure	$183.8	$183.8

The Company is the primary beneficiary for only one of the above VIEs. The Company’s participation in this VIE results from the acquisition of Schreiner Aviation Training B.V. in August 2001. As part of this acquisition, CAE assumed a sale leaseback transaction, for simulators in the Company’s Amsterdam Training Centre, arranged by Fortis Bank. The deal was structured through a SPE with MeesPierson XXX as owner trustee and owner participant.

     Pursuant to the adoption of AcG-15 on January 1, 2005, the consolidation of the SPE, resulted in an increase in total assets, total liability, and shareholders’ equity of $46.4 million, $43.2 million, and $3.2 million.

     Detailed impact by balance sheet element is as follows as of January 1, 2005:

(amounts in millions)	newly consolidated

Assets
Prepaid expenses	$(0.5)
Property, plant and equipment	46.9

$46.4

Liabilities
Accounts Payable and Accrued Liabilities	$0.1
Long-term debt (including portion due within one year)	41.3
Future Tax Liabilities	1.8

$43.2

Shareholders Equity
Retained Earnings	$3.3
Currency Translation Adjustment	(0.1)

$3.2

$46.4

The liabilities recognized as a result of consolidating this VIE do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIE. Conversely, assets recognized as a result of consolidating this VIE do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Additionally, the consolidation of this VIE did not result in any change in the underlying tax, legal or credit exposure of the Company.

     For all of the other SPEs that are VIEs, the Company is not the primary beneficiary and consolidation is not appropriate under AcG-15. For additional information on the Company’s VIEs, see Note 25 of the consolidated financial statements.

STATEMENT OF CASH FLOW

The Company’s cash and cash equivalents at the end of fiscal 2005 amounted to $57.1 million, an increase of $2.4 million compared to $54.7 million at the end of fiscal 2004. In 2005, CAE generated $186.0 million of cash from continuing operating activities and $137.4 million of cash from investing activities of continuing operations, while it used $340.5 million of cash for financing activities of continuing operations. The major cash contribution during 2005 came from the divestiture of Marine.

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> CAE ANNUAL REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table summarizes the major elements of the statements of cash flow for the fiscal year ending March 31, 2005, with prior year comparatives:

STATEMENTS OF CASH FLOW

(amounts in millions unless otherwise noted)	2005	2004	explanation

Cash and cash equivalents, beginning of the year	$61.9	$17.1
Provided by (used in):
Operating activities	207.6	5.7	The majority of cash generated from operating activities is from positive non-cash working capital and cash generated from operating results. The impairment charge is non-cash and therefore has no impact on cash flow from operating activities.
Investing activities	131.6	24.5	Cash generated from investing activities is mainly a result of proceeds from disposal of discontinued operations for $239.4 million ($238.6 million relates to the sale of Marine) and proceeds from sale and leaseback of assets for $43.8 million offset by capital expenditures of $ 118.0 million and deferred costs.
Financing activities	(337.3)	17.8	Cash used by repayments of long-term debt of $588.5 million (financed in part by proceeds from disposal of discontinued operations) and dividends paid of $24.0 million offset mainly by proceeds from long-term debt.

Total cash provided in the year	$1.9	$48.0
Effect of foreign exchange rate changes on cash and cash equivalents	(2.3)	(3.2)

Cash and cash equivalents, end of year	$61.5	$61.9

CONTINUING OPERATING ACTIVITIES

Cash generated from continuing operating activities totalled $186.0 million in 2005, compared to $1.5 million in 2004. The increase in cash generated by operating activities was mainly due to an increase in operating results from continuing activities, excluding the non-cash items, together with cash generated of $85.6 million in non-cash operating working capital in 2005.

     The positive non-cash operating working capital in fiscal 2005 is mainly due to a $60.8 million decrease in accounts receivable, following large collections on several Military projects and a receivables factoring program together with a $46.7 million reduction of inventories mainly as a result of impairment write-off. The current level of working capital is low and some reversal should be expected for the first quarter of fiscal 2006.

     Accounts receivable in the previous year were enhanced by progress towards the achievement of milestones on two major programs: the German Night-Time Low-Level Flight (“NTF”) helicopter program and the Chinook helicopter simulator program for the Government of Singapore.

FINANCING ACTIVITIES OF CONTINUING OPERATIONS

Cash used in financing activities of continuing operations totalled $340.5 million in fiscal 2005, compared to a cash generation of $7.4 million in 2004. The decrease of cash generated was mainly due to lower proceeds of long-term debt in the current year and the fact that there was a common stock issuance in the prior year for $176.4 million.

     Long-term debt, including the current portion, amounted to $342.9 million as at March 31, 2005 compared to $584.3 million last year. The decrease in long-term debt was mainly due to the repayment of long-term debt with cash generated by the sale of Marine as well as the impact of the strengthening of the Canadian dollar on U.S. dollar denominated debt.

INVESTING ACTIVITIES OF CONTINUING OPERATIONS

The Company generated $137.4 million of cash for investing activities of continuing operations in fiscal 2005, compared to $36.5 million in 2004. In fiscal 2005, the Company generated $238.6 million from the sale of Marine but used $118.0 million for capital expenditures (compared to $86.8 million in fiscal 2004). Major elements included in growth are related to the expansion of the Civil training network, including deployment of FFS to CAE’s centres in China, Chile, Middle East and in the U.K. together with the progression of our investment in the Dassault Falcon 7X and Airbus A380 programs.

FREE CASH FLOW

Free cash flow from continuing operations for the year improved by $78.0 million, to reach $87.8 million. The improvement results from positive variances in non-cash working capital offset marginally by an increase in capital expenditures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

BACKLOG

CAE’s consolidated continuing operations backlog as at March 31, 2005 stood at $2.5 billion, $212.3 million higher than a year ago. These figures exclude any amounts for CAE’s contract with Dassault Aviation to provide entitlement training on its new Falcon 7X business jet.

SEGMENTED RESULTS

CIVIL

REVIEW OF OPERATIONS

Equipment Orders

CAE won a total of 17 FFS orders out of a possible total of 22 competed orders, maintaining a 77% market share.

     For the first order of fiscal 2005, CAE and Qantas signed a contract with a value of approximately $25 million for a suite of Airbus A380 integrated training solutions, including a FFS and a CAE Simfinity™ training device. This was CAE’s third A380 FFS order, further evidence of CAE’s success in developing A380 integrated training solutions.

     During the Farnborough air show in early July 2004, CAE secured a competed order from Dubai’s Emirates airline for three FFS–two Airbus A380-800s and one Airbus A340-600– for a value of approximately $65 million. These were the fourth and fifth A380 FFS orders for CAE. Under the terms of the agreement, CAE became Emirates’ exclusive provider of FFS for 10 years.

     Emirates-CAE Flight Training (“ECFT”) expanded its aviation training facility with the addition of three CAE FFS. As part of this expansion, Emirates bought two new FFS from CAE: a Boeing 777 and an Airbus A320, worth approximately $31 million. The third FFS, an Airbus A330/A340, is an existing device to be relocated from within CAE’s global network.

     In a number of contracts from airlines in the Asia-Pacific region with a total list-price value of $88 million, longstanding CAE customer Japan Airlines International purchased a CAE Boeing 777-200ER FFS; China Airlines International ordered an A330-200 FFS equipped with a new-generation CAE Tropos™ visual system; and China Eastern Airlines ordered an Airbus A330-200/A340-600 convertible FFS, also featuring the CAE Tropos visual system. As part of the latter contract, CAE undertook to provide a range of CAE Simfinity classroom training products and a second CAE Tropos visual system to upgrade an existing simulator owned by China Eastern. CAE agreed to provide an Airbus A320 FFS and an A320 CAE Simfinity Integrated Procedure Trainer (“IPT”) as well as a Boeing 737NG IPT to Zhuhai Flight Training Centre, a joint venture between CAE and China Southern Airlines. CAE was selected by Singapore Flying College, a subsidiary of Singapore Airlines, to deliver a Learjet 45 FFS and an IPT to its branch in Maroochydore, Australia.

     CAE won a contract to supply two Airbus A330/A340 FFS with the CAE Tropos visual systems to Etihad Airways, a new airline based in the United Arab Emirates, and a first-time customer to CAE. In addition, WestJet purchased a Boeing 737-700 FFS, also equipped with CAE Tropos. These contracts were valued at approximately $48.0 million.

     CAE was awarded a contract with a value of approximately $31.0 million, at list price, to provide Airbus with two new Airbus A330/A340 FFS scheduled for installation at Airbus’ training centre in Toulouse, France.

     As part of its last civil equipment simulator contract of fiscal 2005, CAE sold an Embraer 170 FFS featuring the CAE Tropos visual system to a third-party customer.

Training Contracts

CAE signed a 10-year services agreement with LAN Chile S.A. (“LAN”) to provide training on Boeing 737-200 and Airbus A320 FFS beginning in 2004 and on the Boeing 767-300ER FFS commencing in the last quarter of 2005. The total value of the contract, together with third-party revenues, is expected to be $40 million. Training takes place in Santiago, Chile, at LAN’s training centre, which CAE acquired for $0.9 million on April 22, 2004.

     CAE ratified a contract to train pilots of European low-fare carrier easyJet on the Airbus A320 family of aircraft for a minimum of seven years. The value of the agreement is expected to be in the range of $40 to $60 million.

     At the Farnborough air show CAE and Dassault Aviation signed a contract making CAE the exclusive provider of entitlement training–the initial training provided by the aircraft manufacturer with the purchase of an aircraft–for the all-new Falcon 7X, the first fly-by-wire business jet. Also included in this agreement was entitlement training for pilots, maintenance personnel and cabin crew. This was the first contract of this kind to be awarded to CAE by a business jet manufacturer.

     CAE signed a number of multi-year aviation training agreements for centres in North America and Europe. Sun Country Airlines and Skyway, a wholly owned subsidiary of Midwest Airlines, signed agreements for training at CAE’s North American centres. Baron Air, Italy First and TUI Airlines Belgium are among 13 airlines, many of them new customers, who signed agreements to train at CAE’s European centres. These agreements are cumulatively valued at about $15 million, based on expected training volume.

     ECFT is slated to become a Bell Associated Training Facility for Middle East-based operators of the Bell 412 helicopter, with Doha-based Gulf Helicopters, who signed a five-year exclusive agreement, as its first customer.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

CAE Training Centres

Following a number of new training contracts, CAE plans to open a civil aviation training centre in the area of London, U.K. Intended to be operational by fall 2006, the proposed centre will serve both airlines and business aircraft operators, beginning with anchor customers easyJet and Dassault.

     CAE is also in the process of building a new business aviation training centre in Morris County, New Jersey. The new centre is expected to be operational by summer 2006, when entitlement training will begin for the Falcon 7X business aircraft. Once the centre is operational, CAE’s global network will include four major business aviation training centres strategically located around the world: Morris County and Dallas, U.S., Dubai, U.A.E., and London, U.K.

FINANCIAL RESULTS

(amounts in millions, except operating margins in %)	2005	2004	2003	2002	2001

Revenue	$520.2	461.8	517.2	545.2	481.5
EBIT	$47.6	39.0	115.6	157.3	114.4
Operating margins	% 9.2	8.4	22.4	28.9	23.8
Backlog	$1,103.1	1,021.3	877.1	805.6	656.9
Capital expenditures	$111.5	81.7	212.1	216.7	72.9

Civil’s revenue amounted to $520.2 million for the year, up 13% over the prior year. Training revenue increased as result of the addition of the new CAE–Iberia training centre in Madrid, Spain (which contributed an additional 6.6% to Civil’s training revenue) and additional simulators in the Dubai training facility. Equipment and services revenue benefited from the higher order intake in the current year. Offsetting these gains is a $19.8 million negative foreign exchange impact. Excluding foreign exchange, revenue would have amounted to $540.0 million, $78.2 million above last year.

     Civil achieved EBIT growth of 22% compared to last year, to reach $47.6 million. This includes $9.8 million from additional ITC recognized in the first quarter, related to expenditures of prior years. Civil also absorbed approximately $3.4 million of non-recurring costs in the third and fourth quarter of fiscal 2005. Excluding the additional ITC benefit and other non-recurring items, Civil’s EBIT would have been $41.2 million, 6% higher than last year. Fiscal 2005 was marked with continued competitive pressure in the equipment market, further compounded by the stronger Canadian dollar which directly impacts on pricing. In training, EBIT growth significantly outpaced revenues despite the higher operating lease expenses associated with the Company’s ongoing FFS sale and leaseback program, offset by growth in training revenue. Excluding the impacts of foreign exchange Civil’s EBIT would have amounted to $55.9 million, $16.9 million above last year.

BACKLOG

Backlog for Civil consists of both equipment sales and training services. The training services portion includes revenue from customers under both long- and short-term contractual arrangements where training revenues are guaranteed or expected based on current customer requirements. CAE’s ability to complete contracted sales included in its order backlog is dependent in part on the long-term financial condition of the contracting customers.

     As at March 31, 2005, Civil’s backlog stood at $1.1 billion, $81.8 million higher than a year ago. Order intake amounted to $668.0 million for the year compared to $662.8 million last year.

OUTLOOK

Notwithstanding the issues discussed earlier in this MD&A under Reconciliation of non-recurring items, Management saw some signs that the civil aviation market was beginning to recover commencing late in calendar 2004, as traffic levels surpassed pre-9/11 levels for the first time and pilot hiring and aircraft deliveries were up over calendar 2003. However, the U.S. airline industry still lost an estimated US$5 billion in calendar 2004 and is forecast to lose money again in 2005.

     In the near term, the Asian and Middle Eastern markets are expected to drive the majority of equipment demand as these regions continue to expand faster than the more mature North American and European markets. Airlines in the latter markets, particularly the legacy carriers, are being affected by high fuel costs and weakening domestic yields, which Management expects will continue to limit their capital spending. The equipment demand in these markets will mainly be driven by the introduction of new platform types (e.g., Airbus A380, Embraer 170/190, Boeing 787) into airline fleets.

     Civil’s near-term priorities are to optimize returns on existing training investments while pacing its entry into developing growth markets. CAE’s immediate financial goals are to drive positive free cash flow and improve return on invested capital.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

MILITARY

REVIEW OF OPERATIONS

Equipment Orders

CAE was awarded a number of contracts that further solidify its presence in its various markets around the world.

     In the U.S., CAE USA was awarded a contract valued at approximately US$26 million by the US Army Program Executive Office–Simulation, Training & Instrumentation (“PEO STRI”) to manufacture an MH-60 Black Hawk Block 1 combat mission simulator (“CMS”) for the U.S. Army’s 160th Special Operations Aviation Regiment-(Airborne) (“SOAR(A)”). In addition, PEO STRI awarded CAE contracts valued at approximately US$9.5 million to provide its CAE Medallion–S™ visual system for two upgrades to combat mission simulators for the SOAR(A).

     When Lockheed Martin signed a contract to provide three KC-130J Weapon Systems Trainers (“WST”) to the US Marine Corps, the design, manufacture, and integration of these KC-130J WSTs was subcontracted to CAE USA in a contract valued at approximately US$34 million.

     The United States Navy awarded CAE USA a contract valued at US$60 million to develop three MH-60S tactical operational flight trainers and four MH-60S weapons tactics trainers. The contract includes options for more simulators of these types as well as support services that could bring the total value to more than US$75 million.

     CAE USA also won a contract, valued at US$12.5 million, to upgrade two P-3C flight simulators for the United States Navy. This contract includes options to upgrade four more simulators, which are expected to be exercised in 2006 and 2007 and could bring the total contract value to approximately US$23 million.

     CAE USA was also awarded contract options for the C-130J Maintenance and Aircrew Training System program as well as the C-130 Aircrew Training System program.

     In Europe, the Royal Netherlands Navy selected CAE to perform a $9 million upgrade of the Lynx helicopter full-mission flight trainer at Naval Air Station de Kooy in Den Helder, The Netherlands. CAE will add new radar and communications systems to the simulator, as well as enhance a range of other helicopter systems. Furthermore, the German Armed Forces awarded CAE a contract of approximately $33 million for on-site maintenance and support services, as well as various upgrades and modifications to flight simulation equipment. CAE also signed a subcontract with Lockheed Martin valued at $13.4 million to perform upgrades on the U.K. Royal Navy Merlin Training System.

     In line with its strategy to expand its products offering, CAE introduced a suite of CAE Simfinity integrated training solutions for the C-130 aircraft at the 2004 Airlift/Tanker Association Convention. Designed for both aircrew and maintenance training programs, CAE Simfinity integrated training solutions are based on the same high fidelity simulation software found on CAE’s full-mission simulators.

Training & Services

Eurofighter Simulation Systems GmbH awarded a contract to CAE to provide a range of engineering and on-site support services for the visual systems on the Eurofighter Aircrew Synthetic Training Aids program. The contract is valued at approximately $30 million over five years.

     CAE-led Landmark Training Ltd. was selected as the intended preferred bidder for the British Army’s Armoured Vehicles Training Services (“AVTS”) program. The program, valued at approximately £1.0 billion over 30 years, is a private finance initiative (“PFI”) designed to provide turnkey driver, gunnery and command information systems training to crews of armoured fighting vehicles. Landmark Training Ltd. is owned 65% by CAE, 25% by AgustaWestland, the Anglo-Italian helicopter company owned by Italy’s Finmeccanica, and 10% by Interserve Plc.

     In another PFI, the German government awarded a contract to Helicopter Flight Training Services GmbH (“HFTS”) to provide NH90 helicopter training to the German Armed Forces. HFTS was founded by an industrial consortium consisting of CAE, Eurocopter, Rheinmetall Defence Electronics and Thales, each owning a 25% share. HFTS will design, build, and operate three NH90 training centres in Germany. The total contract signed by HFTS is valued at €488.0 million, of which CAE’s share is €122.0 million.

FINANCIAL RESULTS

(amounts in millions, except operating margins in %)	2005	2004	2003	2002	2001

Revenue	$466.0	476.6	459.6	465.5	338.8
EBIT	$47.2	51.6	78.8	66.6	26.4
Operating margins	% 10.1	10.8	17.1	14.3	7.8
Backlog	$1,401.6	1,271.1	1,258.6	1,393.7	988.9
Capital expenditures	$6.5	5.1	12.1	14.1	1.8

Military’s revenue amounted to $466.0 million, a decrease of $10.6 million from last year. The majority of the decrease ($8.3 million) is due to a negative foreign exchange impact together with delays in contractual awards. Excluding this impact revenue would have amounted to $474.3 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

EBIT amounted to $47.2 million, a decrease of $4.4 million compared to the same period last year. The shortfall compared to the previous year was mainly attributable to higher costs to complete certain programs, particularly in the first quarter, together with the absorption of approximately $4.3 million of non-recurring costs in the third and fourth quarter and the negative foreign exchange impacts of approximately $1.2 million. This was partially offset by lower selling and marketing expenses, as well as $4.4 million of additional ITC recognition in the first quarter of fiscal 2005. Military’s cumulative EBIT, excluding the impact of additional ITC and other one-time items, would have amounted to $47.1 million, $4.5 million lower than a year ago.

BACKLOG

As at March 31, 2005, Military’s backlog stood at $1.4 billion, $130.5 million higher than a year ago. Military’s total order book for the year stands at a record $681.4 million compared to $506.7 million last year, an increase of 34%. Successes in Europe with the award of the German NH90 PFI program and in the U.S. market where Military has more than doubled its order intake over the last two years have contributed strongly to CAE’s success and underlined the criticality of local presence. Military’s backlog is strong and contains a well-balanced mix of near-term equipment delivery contracts and long-term training service contracts which provide predictable and growing cash flow.

OUTLOOK

Military experienced solid order intake ($127 million) in the last quarter of fiscal 2005 with more than 75% of orders coming from its CAE USA operation, including additional orders from the U.S. Special Operations Forces. As well, CAE USA achieved significant new business in the past year with a new customer- the U.S. Navy. CAE is well-positioned as the Navy’s provider of training solutions for the MH-60S helicopter, which should also lend credibility to CAE’s pursuit of future U.S. Navy helicopter training opportunities.

     Looking forward to next fiscal year, Military is expecting continued solid and well-balanced order intake. The first quarter is expected to bring training support services orders in Canada and a range of equipment orders in the U.S. Military will also continue to strengthen its position as a training system integrator to governments and a key lead systems integrator. In this vein, CAE-led Landmark Training Ltd. is actively engaged in the negotiations to achieve preferred bidder status for the British Army’s AVTS program.

     Military’s focus is continued growth in its core market and pursuit of growth opportunities where it can leverage its technology leadership. The recent creation of CAE Professional Services, a line of business integrated with Military, focused on modelling and simulation and homeland defence is a concrete example of CAE’s adaptation to the changing nature of warfare. These fast-growing domains, fuelled with new sources of funding, rely heavily on the application of the same simulation and modelling technology which has been a hallmark for CAE. Military has experienced successes in these areas this year, with nearly $30 million in orders and intends to grow its Professional Services capabilities at a rapid pace and in a well-focused manner throughout the next year.

     With a keen attention to customers’ satisfaction, CAE remains focused on program execution and best-in-class technology which indeed have been the driving force behind Military’s growing backlog and winning new business. Through well-targeted R&D plans, Military is committed to technology leadership and helping CAE’s customers address their security needs in dealing with terrorism and conflict situations requiring a new breed of mission rehearsal and training solutions.

BUSINESS SEGMENTS: GOING FORWARD

As described in Business Profile and Strategies, starting in fiscal 2006 CAE will provide results on a newly segmented basis. This will enable stakeholders to properly assess the operational performance, financial condition and prospects of each of the Company’s three business groups: Civil Training & Services, Military Simulation & Training, and Simulation Products.

ACQUISITIONS, BUSINESS COMBINATIONS AND DIVESTITURES

The Company’s strategy with respect to acquisitions and dispositions is to re-align itself by divesting its non-core businesses and to focus on its two key market segments: Civil and Military. Civil training centre acquisitions enable the Company to expand its training facility network. Military acquisitions have allowed the Company to continue to expand its product offerings in the area of modelling and simulation.

MARINE CONTROLS

In the second quarter of fiscal 2005, the Board of Directors approved a plan to divest its Marine business. The plan was consistent with the Company’s strategic process of focusing on its core competency-the development and use of simulation and modelling technology to provide training solutions. On February 3, 2005, CAE completed with L-3 the sale of the substantial components of its Marine Controls segment for cash consideration of $238.6 million. This amount is subject to completion of a net working capital audit of the Marine Controls segment. CAE does not believe this provision will result in a material adjustment to the cash consideration received. In accordance with the purchase agreement, L-3 will also acquire two other components of the Marine Controls segment, including the assumption of the CAE’s guarantee of $53.0 million (£23.0 million) of project finance related debt for the U.K. Astute Class submarine training program. The sale of these components is subject to regulatory approvals and expected to be completed during fiscal 2006. The expected proceeds on the sale of these components are nominal.

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> CAE ANNUAL REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

The results of Marine have been reported as discontinued operations and previously reported statements have been reclassified. Interest expense relating to debt not directly attributable to the continuing operations and expected to be paid with the proceeds of the sale of the Marine business has been allocated to the discontinued operations based on their share of net assets. This transaction resulted in a gain of $103.9 million, net of taxes of $25.1 million.

     For the 10-month period starting on April 1, 2004 and ending at the closing of the transaction, Marine’s revenues amounted to $109.6 million compared to $154.8 million for the 12-month period ended March 31, 2004. Apart from the difference in the number of days between this year and last year the decline is primarily due to continuing customer delays, which consequently led to delays in recognition of revenues as well as lower volume from some of Marine’s larger programs.

     Net earnings for the divested Marine business, excluding the gain on sale, amounted to $5.5 million, $14.5 million lower than the same period last year due to the same reasons as mentioned above.

SERVICIOS DE INSTRUCTION DE VUELO, S.L.

In February 2004, CAE and Iberia Lineas Aereas de Espana, SA (“Iberia”) agreed to combine their aviation training operations in Spain after receiving regulatory clearance from the Spanish authorities to commence operations, under an agreement entered in October 2003.

     On May 27, 2004, in connection with the financing of the combined operation, CAE Servicios Globales de Instruccion de Vuelo (Espana), S.L. (“SGIV”), a wholly owned subsidiary of CAE, and Iberia contributed the net assets of their respective training centre facilities to Servicios de Instruccion de Vuelo, S.L. (“SIV”), with SGIV obtaining ownership of 80% of SIV. SIV financed the acquisition of the assets from SGIV and Iberia through an asset-backed financing transaction (refer to Note 11 of the consolidated financial statements). As part of this transaction, should the October 2003 agreement be terminated, SGIV and Iberia will be obliged to repurchase the assets they contributed, in proportion to the fair market value of the assets, for a total amount equal to the outstanding balance under the financing transaction.

GREENLEY & ASSOCIATES INC.

On November 30, 2004, the Company acquired all the issued and outstanding shares of Greenley & Associates Inc. (“G&A”), now known as CAE Professional Services, which provides services in the areas of project management, human factors, modelling and simulation. Total consideration for this acquisition was $4.4 million payable in equivalent common shares issued by CAE in four instalments as follows: 424,628 shares (representing $2.0 million) at the closing date, $0.8 million on November 30, 2005, $0.8 million on November 30, 2006 and 169,851 shares (representing $0.8 million) to be issued on November 30, 2007. The number of shares issued (to be issued) to satisfy the first and the fourth payments was calculated based on the average closing share price of CAE common shares on the Toronto Stock Exchange (“TSX”) for the 20-day period ending two days prior to November 30, 2004. The number of shares to be issued to satisfy the second and third payments will be based on the average closing share price of CAE common shares on the TSX for the 20-day period ending two days before their respective date of issuance. The purchase price is subject to an adjustment based on performance of the business for the 12-month period following the acquisition. Any changes in the total consideration will be accounted for as a change in goodwill.

FLIGHT TRAINING CENTRE CHILE S.A.

On April 22, 2004, the Company acquired from LAN Chile S.A. all the issued and outstanding shares of Flight Training Centre Chile S.A. (“FTC Chile”) located in Santiago, Chile, for a total cash consideration of $0.9 million (US$0.7 million). This acquisition expands the Company’s pilot-training operations into the growing South American market.

     These acquisitions and business combinations were accounted for using the purchase method and operating results have been included from their respective acquisition date (Refer to Note 2 of the consolidated financial statements).

LIQUIDITY

The Company’s financing needs are met through internally generated cash flow, available funds under credit facilities, and direct access to capital markets for additional long-term capital resources. CAE considers that its present and expected capital resources and current credit facilities will enable it to meet all its current and expected financial requirements for the foreseeable future.

     The Company plans to generate sufficient cash from operating activities in fiscal 2006 to pay for capital expenditures and dividends. CAE also expects to be able to repay contractual obligations maturing in 2006 and future years through cash on hand, cash generated from operations or by issuing new debt.

     During the final quarter of fiscal 2005, the Company disposed of it’s Marine segment for US$196.8 million. The proceeds of disposal were used to substantially reduce the borrowings under the revolving credit facilities as well as project financing related to its Brazil Training Centre.

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> CAE ANNUAL REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

SOURCES OF LIQUIDITY

CAE maintains committed bank lines at floating rates, each provided by a syndicate of lenders. These credit facilities permit the Company and certain designated subsidiaries to borrow funds directly for operating and general corporate purposes. The total available amount of committed bank lines at March 31, 2005, was $580.3 million, of which 5% ($30.4 million) was utilized. As at March 31, 2004, the total available was $619.8 million, of which 49% ($305.3 million) was utilized. The decrease of total availability results from the fact that the committed lines are denominated in U.S. dollars and Euros and thus the appreciation of the Canadian dollar against these currencies has created a reduction in availability in Canadian dollar equivalent. The decrease in total utilization was mainly due to the repayment of debt subsequent to the disposal of the Marine business.

     In connection with the impairment charge taken during the third quarter of fiscal 2005, CAE obtained amendments to certain definitions related to financial covenants from both its banking syndicate, with respect to the unsecured revolving credit facilities, and its senior note holders. These amendments resulted in the Company being compliant with the financial covenants associated with each agreement. As at March 31, 2005 CAE is in full compliance with its financial covenants.

     CAE also has the ability to borrow under non-committed operating lines in various currencies for up to $31.0 million, of which $11.2 million was drawn as at March 31, 2005.

     As at March 31, 2005, CAE had long-term debt totalling $342.9 million. This compared to long-term debt of $584.3 million as at March 31, 2004. As at March 31, 2005, the short-term portion of the long-term debt was $35.3 million compared to $8.8 million as at March 31, 2004. The increase in the short-term portion results mainly from the classification of a June 2005 maturity of a $20 million senior notes. The decrease of total debt results from repayments of borrowings under the revolving credit facilities and the Brazil Training Centre debt offset by an increase in debt assumed for the CAE-Iberia training centre and additional debt due to the consolidation of previously treated off-balance sheet debt, subsequent to the implementation of AcG-15. Refer to Variable Interest Entities for further information.

     Under an agreement dated March 24, 2005, the Company has the possibility to sell third party receivables on a non-recourse basis to a financial institution for an amount of up to $25.0 million. Under the terms of the agreement, the Company will continue to act as collection agent. A: at March 31, 2005, $16.5 million of specific accounts receivable were sold to the financial institution pursuant to this agreement. Net proceeds of the sale were used to repay borrowings under the Company’s committed credit facilities.

DIVIDENDS

During fiscal 2005, the Board of Directors took the decision to reduce the quarterly dividend to $0.01, conserving $20 million of cash annually. With the current dividend policy and with the 248.1 million common shares outstanding as at March 31, 2005, CAE expects to pay annual dividends of approximately $10 million.

CONTRACTUAL OBLIGATIONS

In the normal course of business, CAE enters into certain contractual obligations and commercial commitments, such as debentures and notes, letters of credit and others. The table below provides a summary of the Company’s contractual obligations of the various components and maturities of the Company’s long-term debt for the year ended March 31, 2005.

CONTRACTUAL OBLIGATIONS

(amounts in millions)	2006	2007	2008	2009	2010	thereafter	total

Long-term debt	32.8	43.8	46.5	21.7	84.2	94.6	323.6
Capital lease	2.5	1.9	1.3	0.2	0.1	13.3	19.3
Operating leases	80.8	84.8	72.7	59.4	55.4	361.5	714.6
Purchase obligations	12.8	10.0	11.4	11.9	11.3	67.0	124.4
Other long-term obligations	4.3	3.4	2.2	2.2	2.1	2.5	16.7

Total	133.2	143.9	134.1	95.4	153.1	538.9	1,198.6

The long-term debt includes $30.4 million drawn under CAE’s committed credit facilities maturing in fiscal 2007. The Company has begun work on the renegotiations of the facilities on a similar basis, and intends to complete this in the course of fiscal 2006. The total availability of the committed credit facilities is equal to $580.3 million.

     Rental expense related to operating leases was $94.0 million in fiscal 2005 compared to $92.5 million in fiscal 2004. The sale and leaseback of certain FFS installed in the Company’s global network of training centres accounted for $42.7 million of the total rental expense.

     Other purchase obligations are related to agreements to purchase goods or services that are enforceable and legally binding on CAE and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Principally, the purchase obligations are related to agreements with subcontractors to provide services in the context of long-term contracts with the Company’s clients.

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> CAE ANNUAL REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other long-term obligations include a total of $10.3 million of repayments under various government assistance programs.

     As at March 31, 2005 CAE had other long-term liabilities that were not included in the table above. They consisted of some accrued pension liabilities, deferred revenue and gains on assets and various other long-term liabilities. Cash obligations of accrued employee pension liability depend on various elements such as market returns, actuarial losses and gains and interest rate.

     CAE did not include future income tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry-forwards available to reduce income tax liabilities.

COMMITMENTS

CAE’s commitments for capital expenditures include investments to add new facilities to its training centre network in order to meet customer demand. R&D expenditures are incurred to provide new products to the marketplace, as alternative ways of training are developed and different types of training equipment are needed for our clients training needs.

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

In the normal course of business, CAE issued letters of credit and performance guarantees for a total amount of $73.3 million at March 31, 2005, compared to $168.6 million at March 31, 2004. The reduction results mainly from the expiry of advance payment guarantees related to the completion of one major project ($36.9 million) and many smaller projects, as well as the reduction of guarantees issued in support of the project financing for the Brazil training centre ($37.0 million).

SALE AND LEASEBACK TRANSACTIONS

A key element of CAE’s finance strategy to support the investment in its Civil training business is the sale and leaseback of certain FFS installed in the Company’s global network of training centres. This provides CAE with a cost-effective long-term source of fixed-cost financing. A sale and leaseback transaction can only be executed after the FFS has achieved certification by regulatory authorities (i.e., the FFS is installed and is available to customers for training). Prior to completing a sale and leaseback transaction, CAE records the cost to manufacture the simulator as a capital expenditure, which is included as a fixed asset on the Company’s balance sheet. On the execution of a sale and leaseback transaction, CAE records the transaction as a disposal of a fixed asset. The cash proceeds received on the disposal approximate the fair market value of the FFS. The difference between the proceeds received and CAE’s cost to manufacture (approximately the margin that CAE would record if it had a completed FFS sale to a third party) is recorded under deferred gains and other long-term liabilities and is then amortized over the term of the sale and leaseback transaction as a reduction of rental expense, net of the guaranteed residual value where appropriate. At the end of the term of the sale and leaseback transaction, the guaranteed residual value is taken into income should no reduction occur in the value of the underlying FFS.

     During fiscal 2005 CAE sold and leased back three FFS for net proceeds of $43.8 million. The following is a summary as at March 31, 2005 of the existing sale and leaseback transactions for FFS’ currently in service in Civil’s training locations, accounted for as operating leases on CAE’s financial statements.

EXISTING FULL-FLIGHT SIMULATORS UNDER SALE AND LEASEBACK

		number of		initial	imputed	unamortized	residual
	fiscal	simulators	lease	term	interest	deferred	value
(amounts in millions, unless otherwise noted)	year	(units)	obligation	(years)	rate	gain	guarantee

SimuFlite	2002 to 2005	14	$211.4	10 to 20	5.5% to 6.7%	$13.1	$—
Toronto training centre	2002	2	42.7	21	6.4%	16.2	9.2
Air Canada training centre	2000	2	33.1	20	7.6%	14.9	8.3
Denver/Dallas training centres	2003	5	86.9	20	5.0%	30.9	—
China Southern joint venture[1]	2003	5	22.7	15	3.0%	—	—
Others	—	7	26.3	3 to 10	2.9% to 10.1%	15.6	15.6

		35	$423.1			$90.7	$33.1

Annual Lease Payments (upcoming 12 months)			$38.7

1	Joint venture in which CAE has a 49% interest.

Future minimum lease payments for such arrangements, amounting to $423.1 million as at March 31, 2005, are included in Note 20 “Operating Lease Commitments” to the consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-RECOURSE PROJECT FINANCING

During 1997, the Company arranged project financing for the Medium Support Helicopter (“MSH”) program it entered into with to the U.K. Ministry of Defence. The contract was awarded to a consortium, CAE Aircrew Training Services Plc (“Aircrew”). The capital value of the assets supplied by Aircrew, is in excess of $200 million. The entity that owns the assets operated by the training centre is CVS Leasing Ltd. (in which CAE has a 14% interest). CAE manufactured and sold the simulators to CVS Leasing Ltd., and CVS Leasing Ltd. then leased this equipment to Aircrew for the full term of the MSH contract. As Aircrew is majority-controlled by CAE, its financial statements are consolidated in the Company’s results. Future minimum lease payments associated with the simulators leased to Aircrew amount to approximately $187 million as at March 31, 2005, and are included in the amount disclosed in Note 20 “Operating Lease Commitments” of the consolidated financial statements as well as in the operating leases presented as contractual obligations in the liquidity section herein.

FINANCIAL INSTRUMENTS

The Company enters into forward, swap and option contracts to manage its exposures to fluctuations in foreign exchange rates, interest rates, and changes in share price. CAE assesses on an ongoing basis whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items. CAE deals only with sound counter parties in executing any of its derivative financial instruments.

     CAE employs foreign exchange forward contracts to manage exposures created when sales are made in foreign currencies. The amount and timing of the maturity of these forward contracts varies according to a number of project-related factors, including milestone billings and the use of foreign materials and/or subcontractors. As at March 31, 2005, CAE had $305.0 million Canadian equivalent in forward contracts compared to $181.4 million Canadian dollar equivalent in forward contracts as at March 31, 2004. The increase is mainly due to additional hedging due to hedging of most of the new contracts signed during the last fiscal year.

     CAE also uses financial instruments to manage its exposure to changing interest rates and to adjust its mix of fixed and floating interest rate debt at a desirable level. The mix of fixed rate versus floating rate debt on its long-term debt was 70% versus 30%, respectively, as at March 31, 2005. The variation in the mix since March 31, 2004, when it stood at 40% versus 60%, respectively, is due mainly to the decrease in borrowing under the revolving credit facility, which was mostly all, except for $35.0 million, on a floating rate basis. CAE had interest rate swaps converting mostly floating rate long-term debt into fixed rate long-term debt totalling $65.8 million, as at March 31, 2005, compared to $114.6 million as at March 31, 2004. The difference resulted from the termination of a floating to fixed swap as a result of the reduction in floating rate borrowings and partly from the lower amount of Canadian equivalent of the foreign denominated swaps due to the appreciation of the Canadian dollar.

     As well, CAE reduced its exposure to the fluctuation in its share price, which impacts the cost of the management compensation deferred share unit (“DSU”) programs. As at March 31, 2005, the hedging contract covered 600,000 shares of the Company, compared to 700,000 shares as at March 31, 2004. During fiscal 2005, the amount had been increased to 800,000 and subsequently reduced to the year-end position of 600,000 in order to reflect the variation in the amount of DSUs outstanding.

BUSINESS RISKS AND UNCERTAINTIES

CAE operates in different industry segments that involve various risk factors and uncertainties, which are carefully considered in the Company’s Management policies. The risk factors and uncertainties stated below may impact the implementation of CAE’s strategy.

EXECUTION OF THE RESTRUCTURING

CAE’s future success depends in part on the ability of its current management team to timely deploy the restructuring plan described in Restructuring Charges.

PRODUCT RELIABILITY

CAE’s success in civil aviation and military markets depends fundamentally on the reliability of its products, the quality of its services and its ability to adapt, in a timely manner, to changing customer needs and industry standards. The Company operates in different industry segments and global markets that involve various risk factors and uncertainties, including worldwide economic and political trends and developments.

CIVIL AVIATION INDUSTRY

CAE operates in the civil simulation equipment and training services markets, both of which are heavily dependent on demand for air transportation and the financial condition of commercial airlines. The major airline bankruptcies in Europe, the U.S., Canada and other CAE markets pose risks to CAE as an unsecured vendor and/or service provider to these and other potentially insolvent customers. Demand for simulation equipment tends to follow the trend established in the commercial airline industry, particularly the delivery of new aircraft. Any reduced demand may in turn lead to reduced production levels, which impacts margins negatively. The utilization of CAE’s installed base of simulators in its training network depends on the extent to which simulated aircraft types match the configuration of in-use aircraft, as well as on the overall level of commercial air traffic.

     CAE must comply with rules imposed by regulatory authorities that may change without notice, resulting in potential disruptions to sales and operations. The sale or licensing of virtually all of CAE’s products is subject to various regulatory controls that change with some frequency.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

LEVEL OF GOVERNMENT EXPENDITURES

CAE’s Military business depends heavily on government programs and contracts that ultimately reflect the level of government expenditures directed towards national defence budgets (particularly capital equipment programs), the priority of various programs within defence budgets and in certain instances, the maintenance of government programs supporting R&D. Programs may be only partially funded pending future appropriations and may contain provisions permitting termination at the government’s convenience, in whole or in part, without prior notice, upon payment of limited compensation. Government-funded military programs are also heavily regulated, and the regulation of certain government purchasing agencies limit the range of reimbursable costs in fixed-price contracts, including most financing costs and the amortization of various intangible assets.

CANADIAN DOLLAR

Fluctuations in the value of the Canadian dollar relative to foreign currencies could result in currency exchange gains and losses. Current hedging activities may not be successful.

COMPETITION

CAE operates in intensely competitive markets. Some of its competitors, particularly in military markets, possess substantially greater resources, well-established relationships with various procuring organizations and a greater in-country presence that may give them an advantage in winning contracts. Some competitors may benefit more, or suffer less, than CAE from currency fluctuations.

LENGTH OF SALES CYCLE

CAE’s often lengthy and unpredictable sales cycle could result in volatility in its operating results. The Company must invest significant amounts of time and resources educating and informing potential customers about the benefits of products and services (particularly government agencies with lengthy internal budgeting approval and competitive evaluation processes), with no guarantee of compensatory revenue.

TECHNOLOGY

CAE’s business could be harmed if its products do not successfully integrate or operate with other sophisticated and continually evolving software, computing and communications systems. If CAE experiences difficulties or does not meet project milestones in a timely manner, the Company could be obligated to devote more engineering and other resources to a particular project than originally anticipated. While CAE believes it has recorded adequate provisions for losses on fixed-price contracts, obligations under fixed-price and long-term supply contracts could subject the Company to contract losses in excess of provisions.

FINANCIAL CONDITION OF CUSTOMERS

CAE’s ability to complete contracted sales included in its order backlog is dependent on the long-term financial condition of the contracting customers. In addition, approximately 60% of the backlog is comprised of long-term contracts where revenues are guaranteed or expected, based on current customer requirements. The contracting customer may terminate these contracts, unilaterally, if it desires.

PROTECTION OF INTELLECTUAL PROPERTY

CAE’s ability to protect its intellectual property is limited and unauthorized parties may be able to use CAE’s technology or products in ways that weaken CAE’s competitive position. Reliance on the intellectual property of others, including data concerning the functions, design and performance characteristics of a product or system in the process of being simulated, could prevent or delay performance. Future litigation related to the defence of CAE’s intellectual property rights or involving infringement claims brought against CAE or a customer could be lengthy and costly, with no assurance of success.

DOING BUSINESS IN FOREIGN COUNTRIES

CAE is subject to the risks of doing business in foreign countries, including: changes to laws and regulations in host countries; the cost and complexity of using foreign representatives and consultants; the imposition of tariffs, embargoes, controls and other restrictions impeding the free flow of goods, information and capital; the difficulties of managing and operating an enterprise and complying with laws in multiple jurisdictions; and general changes in economic and geopolitical conditions.

ENVIRONMENTAL LAWS AND REGULATIONS

CAE may be subject to liabilities imposed by new environmental laws and regulations or contractual indemnities; product liability and warranty claims or liabilities arising out of accidents or disasters involving aircraft or power plants for which CAE has provided training products or services. CAE cannot be certain that existing insurance coverage, if applicable to any such claims, will be sufficient to cover one or more substantial claims.

KEY PERSONNEL

CAE’s continued success will depend in part on the ability to retain and attract key personnel with the relevant skills, expertise and experience. The Company applies a compensation policy designed to mitigate this risk.

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> CAE ANNUAL REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL STATEMENTS DISCLOSURE

SIGNIFICANT CHANGES IN ACCOUNTING STANDARDS-FISCAL 2003 TO FISCAL 2005

Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections, Accounting Guidelines (“AcG”) and Emerging Issues Committee Abstracts (“EIC”)

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

On January 1, 2005, the Company adopted AcG-15 Consolidation of Variable Interest Entities on a retroactive basis without restatement of prior periods. AcG-15 provides a framework for identifying variable interest entities (“VIEs”) and determining when an entity should include the assets, liabilities and results of operations of a VIE in its consolidated financial statements.

     In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

     AcG-15 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is exposed to a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party is exposed to a majority of the VIE’s losses), or both (the primary beneficiary). Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and non-controlling interests at fair value at the date the enterprise became the primary beneficiary. However, for variable interest entities created prior to the initial adoption of AcG-15, the assets, liabilities and non-controlling interest of these entities must be initially consolidated as if the entities were always consolidated based on majority voting interest. AcG-15 also requires disclosures about VIEs that the variable interest holder is not required to consolidate, but in which it has a significant variable interest.

     The adoption of AcG-15 on January 1, 2005 resulted in an increase in total assets, total liability, and retained earnings of $46.4 million, $43.2 million, and $3.3 million, respectively and a decrease in the currency translation adjustment of $0.1 million.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION

On April 1, 2004, the Company adopted CICA Handbook Section 1100 Generally Accepted Accounting Principles and Section 1400 General Standards of Financial Statement Presentation. Section 1100 describes what constitutes Canadian GAAP and its sources, and provides guidance on sources to consult when selecting accounting policies and appropriate disclosure when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying GAAP hierarchy. Section 1400 clarifies what is fair presentation in accordance with GAAP and provides general guidance on financial presentation. The adoption of these standards did not have any material effect on the Company’s consolidated financial statements.

HEDGING RELATIONSHIPS

Effective April 1, 2004, the Company adopted prospectively AcG-13 Hedging Relationships and EIC-128 Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. This guideline addresses identification, designation, documentation and effectiveness of hedging relationship for the purpose of applying hedge accounting, and the discontinuance of hedge accounting. Under this guideline, complete documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. The adoption of this guideline did not have a material impact on the Company’s financial statements.

EMPLOYEE FUTURE BENEFITS

Effective April 1, 2004, CAE adopted the CICA Handbook Section 3461 Disclosure Requirements Employee-Future Benefits. The new required disclosures include items such as a narrative description of each type of plan, the measurement date of the plan asset and liability, the effective date of the last actuarial evaluation and the detail of the plan asset by major category.

STOCK-BASED COMPENSATION

Effective April 1, 2003, CAE commenced prospectively expensing its stock-based compensation using the fair value method, as prescribed by CICA Handbook Section 3870 Stock-based Compensation and Other Stock-based Payments. Since that date, the compensation cost for the Company’s stock options has been recognized in net earnings, with a corresponding credit to contributed surplus (refer to Note 13 of the consolidated financial statements).

IMPAIRMENT OF LONG-LIVED ASSETS

Effective April 1, 2003, the Company adopted CICA Handbook Section 3063 Impairment of Long-Lived Assets which requires the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. An impairment loss, if any, is determined as the excess of the carrying value of the asset over its fair value. It replaces the impairment provision in Section 3061 Property, Plant and Equipment. In the third quarter of 2005, the Company proceeded with a write-down of $78.4 million on its Long-Lived Assets (refer to Impairment of goodwill, intangible and tangible assets and to Note 4 of the consolidated financial statements).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

Effective April 1, 2003, the Company adopted CICA Handbook Section 3475 Disposal of Long-Lived Assets and Discontinued Operations, which provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It replaces the disposal provisions in Section 3061 Property, Plant and Equipment, and supersedes the former Section 3475 Discontinued operations. Under this section, an asset classified as held for sale is measured at the lower of its carrying amount or fair value less disposal costs, and is not depreciated while classified as held for sale.

DISCLOSURE OF GUARANTEES

Effective March 31, 2003, the Company adopted AcG-14 Disclosure of Guarantees, which requires disclosure of information concerning certain types of guarantees that may require payments, contingent on specified types of future events (refer to Note 14 of the consolidated financial statements).

SEVERANCE, TERMINATION BENEFITS AND COSTS ASSOCIATED WITH EXIT AND DISPOSAL ACTIVITIES

Effective April 1, 2003, the Company prospectively adopted the new EIC-134 Accounting for Severance and Termination Benefits and EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) relating to exit or disposal activities after March 31, 2003. These abstracts provide guidance on the timing of recognition and measurement of liabilities as well as disclosures for the various types of severance and termination benefits related to the termination of employees’ services prior to normal retirement and costs associated with an exit or disposal activity. Under this new guidance, liabilities for these costs are to be recognized in the period when they are incurred and measured at their fair value. CAE applied these guidelines in EIC-134 for severance and other costs (as described in Note 24 of the consolidated financial statements).

REVENUE RECOGNITION

In December 2003, the Emerging Issues Committee issued EIC-141 Revenue Recognition, summarizing the principles set forth in Staff Accounting Bulletin 101 (“SAB 101”) of the United States Securities and Exchange Commission and providing general interpretive guidance on the application of revenue recognition accounting principles. These recommendations were effective for CAE’s fiscal year beginning April 1, 2004. The adoption of this abstract did not have any material effect on CAE’s consolidated financial statements.

REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES

Also in December 2003, EIC-142 Revenue Arrangements with Multiple Deliverables was issued. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which multiple revenue-generating activities will be performed. These recommendations were effective for CAE’s fiscal year beginning April 1,2004. The adoption of this abstract did not have any material effect on CAE’s consolidated financial statements.

FUTURE CHANGES IN ACCOUNTING STANDARDS

FINANCIAL INSTRUMENTS-RECOGNITION AND MEASUREMENT, HEDGES AND COMPREHENSIVE INCOME

In January 2005 the ASB issued three new standards dealing with financial instruments; (i) Financial Instruments-Recognition and Measurement; (ii) Hedges; and (iii) Comprehensive Income. The new standards are based on the US FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, and on the International Accounting Standards (“IAS”) Board’s new standard, IAS 39, Financial Instruments-Recognition and Measurement. These requirements will be applicable for CAE in the first quarter of fiscal 2007. The Company is currently evaluating the impact of these new Handbook Sections on its financial statements.

     The Handbook Section 3855 Financial Instruments, Recognition and Measurement prescribes when a financial instrument is to be recognized on the balance sheet and the measurement method used, fair value or cost-based. It also specifies how financial instrument gains and losses are to be presented.

     The new Handbook Section 3865 Hedges allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a net investment in a self-sustaining foreign operation. For a fair value hedge, the gain or loss attributable to the hedged risk is recognized in net income in the period of change together with the offsetting loss or gain on the hedged item attributable to the hedged risk. The carrying amount of the hedged item is adjusted for the hedged risk. For a cash flow hedge or for a hedge of a net investment in a self-sustaining foreign operation, the effective portion of the hedging item’s gain or loss is initially reported in other comprehensive income and subsequently reclassified to net income when the hedged item affects net income.

     The ASB has issued new Handbook Section 1530 Comprehensive Income, and amended, Section 3250 Surplus to be renamed Section 3251 Equity. These standards require that an enterprise present comprehensive income and its components, as well as net income in its financial statements; and that an enterprise present separately changes in equity during the period, as well as components of equity at the end of the period, including comprehensive income.

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> CAE ANNUAL REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires CAE’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period reported. On an ongoing basis, Management reviews its estimates, particularly as they relate to accounting for long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets and goodwill, based on Management’s best knowledge of current events and actions that the Company may undertake in the future. Significant changes in estimates and/or assumptions could result in impairment of certain assets. Actual results could differ from those estimates.

     CAE’s critical accounting policies are those that it believes are the most important in determining its financial condition and results, and require significant subjective judgment by Management. See Note 1 of the consolidated financial statements for a description of the Company’s accounting policies. The Company considers an accounting estimate to be critical if the estimate requires Management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could have been reasonably used or if changes in the estimate that would have a material impact on CAE’s financial condition or results of operations are likely to occur from period to period.

     A summary of the Company’s significant accounting policies, including the critical accounting policies discussed below, is set out in the notes to the consolidated financial statements.

REVENUE RECOGNITION

Revenue from long-term contracts for the design, engineering and manufacturing of FFS is recognized, when recovery is reasonably certain, using the percentage-of-completion method. Revenue and earnings are recorded as related costs are incurred, on the basis of the percentage of actual costs incurred to date, relative to the estimated total costs to complete the contract. Accounts receivable, unbilled receivables and deposit on contract are recorded based on the payment schedule for such contracts, the terms of long-term contracts provide for progress billings based on completion of certain phases of work. Warranty provisions are recorded at the time revenue is recognized, based on past experience. Post-delivery customer support is billed separately and revenue is generally recognized over the support period.

     The Company conducts quarterly reviews of its total estimated costs on long-term contracts. The effect of any revision is accounted for by way of a cumulative catch-up in the period in which the revision takes place. Losses on contracts, if any, are recognized fully when first anticipated.

     For Military, full-flight mission simulators are more complex and the time to design and manufacture is at least two years. There are fewer repeat orders and the level of non-recurring cost in each simulator could be significant, making the predictability of total costs more difficult when compared to a Civil FFS.

     With the focus of the Civil business on training, the number and amount of long-term contracts is down considerably from prior years. The cost of a FFS is very predictable particularly for repeat or common simulator types such as an A320 or B737. No revenue is recorded for FFS built for CAE’s own training centres. The cost is reflected as a capital expenditure. Revenue derived from training is recorded when the training event occurs.

INCOME TAXES

The Company uses the tax liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying value and the tax bases of assets and liabilities. This method also requires the recognition of future tax benefits such as net operating loss carry-forwards to the extent that realization of such benefits is more likely than not. Future tax assets and liabilities are measured by applying enacted or substantively enacted rates and laws at the date of the financial statements for the year for which the temporary differences are expected to reverse. CAE does not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

     A valuation allowance is recognized to the extent that, in the opinion of Management, it is more likely than not that the future income tax assets will not be realized (Refer to Note 15 of the consolidated financial statements).

     CAE is subject to examination by the taxation authorities in various jurisdictions. The Company provides for potential tax liabilities based on Management’s best estimates. Differences between these estimates and the ultimate amounts of tax liabilities are recorded in earnings at the time they can be determined.

VALUATION OF GOODWILL AND INTANGIBLE ASSETS

Goodwill is no longer amortized, but instead tested for impairment, at least annually or more frequently if events or changes in circumstances indicate that it might be impaired.

     The impairment test consists of a comparison of the fair value of the Company’s reporting units with their carrying amount. When the carrying amount of the reporting unit exceeds the fair value, the Company compares, in a second step, the fair value of goodwill related to the reporting unit to its carrying value and recognizes an impairment loss equal to the excess. The fair value of a reporting unit is calculated based on one or more generally accepted valuation techniques.

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> CAE ANNUAL REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company performs the annual review of goodwill as at December 31 of each year, and based on the impairment test performed as at December 31, 2004, CAE concluded that a goodwill impairment charge was required (refer to Note 4 of the consolidated financial statements).

     CAE accounts for its business combinations under the purchase method of accounting, which requires that the total cost of an acquisition be allocated to the underlying net assets based on their respective estimated fair values. Part of this allocation process requires that the Company identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash flows, discount rates and asset lives. These determinations subsequently affect the amount of amortization expense to be recognized in future periods, over the intangible assets’ estimated useful lives.

DEFERRED DEVELOPMENT COSTS

Where CAE intends to produce or market a product under development that is clearly defined, has identifiable costs, is technically feasible, and has a clearly defined market or use, and the Company expects to have the financial resources to complete the project, the costs associated with the project are deferred (as per CICA Handbook Section 3450 Research and Development Costs) to the extent their recovery through future sales or use of the product is reasonably assured. This requires CAE to make judgments about the likelihood of recovery of the costs or assets if deferred. If the Company determines that recovery of the costs through future sales or use is no longer likely, deferred costs are charged against earnings in the period in which it becomes likely that the costs will not be recovered. Once the project is complete, CAE amortizes the deferred costs by reference to sales or use of the product over a period not to exceed five years (refer to Note 10 of the consolidated financial statements).

PRE-OPERATING COSTS

The Company defers costs incurred during the pre-operating period for all new training centres. Pre-operating costs are incremental in nature and are considered by Management to be recoverable from the future operations of the new training centre. Capitalization ceases at the opening of the training centre. Amortization of the deferred pre-operating costs is taken over five years in respect to civil training operations.

DEFERRED FINANCING COSTS

Costs incurred relating to the issuance of long-term debt are deferred and amortized on a straight-line basis over the term of the related debt. Costs related to sale and leaseback agreements are amortized on a straight-line basis over the term of the lease (refer to Note 10 of the consolidated financial statements).

EMPLOYEE FUTURE BENEFITS

The Company maintains defined benefit pension plans that provide benefits based on length of service and final average earnings. The service costs and the pension obligations are actuarially determined using the projected benefit method prorated on employee service and Management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the remaining service period of active employees. Past service costs, arising from plan amendments, are deferred and amortized on a straight-line basis over the average remaining service period of active employees at the date of amendment.

     When a curtailment arises, any unamortized past service cost associated with the reduction of future services is recognized immediately. Also, the increase or decrease in benefit obligation is recognized as a loss or a gain net of unrecognized actuarial gains or losses. Finally, when the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to settlement (refer to Note 21 of the consolidated financial statements).

DISCLOSURE OF OUTSTANDING SHARE DATA

CAE’s articles of incorporation authorize the issuance of an unlimited number of common shares, and an unlimited number of preferred shares, issuable in series. To date, the Company has not issued any preferred shares. As at March 31, 2005, CAE had 248,070,329 common shares issued and outstanding. As at the same date, the Company had 8,208,675 options outstanding, of which 3,731,085 were exercisable.

SYSTEMS, PROCEDURES AND CONTROLS

Management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by Management, is complete and reliable. These procedures include a review of the financial statements and associated information, including this MD&A, by the Audit Committee of the Board of Directors. The Company’s Chief Executive Officer and Chief Financial Officer have a process to evaluate the applicable systems, procedures and controls and are satisfied they are adequate for ensuring that complete and reliable financial information is produced.

ADDITIONAL INFORMATION

Additional information relating to the Company, including its Annual Information Form (“AIF”), is available on-line at www.sedar.com as well as on the Company’s website at www.cae.com.

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